

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Jon R. Sabes
Chief Executive Officer
GWG Holdings, Inc.
220 South Sixth Street, Suite 1200
Minneapolis, Minnesota 55402

> **Re: GWG Holdings, Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed December 29, 2011**
> **File No. 333-174887**

Dear Mr. Sabes:

We have reviewed your response letter and amended registration statement each filed on December 29, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(1) Nature of business and summary of significant accounting policies, page F-7

1.   We note that the terms of the July 2011 Athena agreement require Athena to work exclusively with you and to use commercially reasonable efforts to develop an investment security which can be offered and sold to global capital markets. Please tell us how you determined that the amount greater than par value represented deferred offering costs when there was no specific offering as of the date of the agreement. In addition, please tell us how deferral is appropriate due to the timing between the Athena agreement and your proposed future financing offerings. Your response to comment 1(a) in the letter dated December 15, 2011 states that you do not plan on commencing the financing activities with Athena until the first quarter of 2012, which is more than a short postponement. Please tell us and disclose why you still believe capitalization and deferral

of this amount is appropriate and explain to us further how you determined that you have a probable economic benefit given that the occurrence of a future offering or specific services was not determined at the time you entered into the Athena Agreement.

2.   Please refer to your revisions in response to prior comment four. Revise the Consolidating Statements of Cash Flows on page F-35 to be consistent with the Consolidated Statements of Cash Flows on page F-5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dana Hartz at (202) 551-3648 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel S. Greenspan

Jeffrey Riedler
Assistant Director

cc: Paul D. Chestovich, Esq.
        Martin R. Rosenbaum, Esq.
        Maslon Edelman Borman & Brand, LLP
        3300 Wells Fargo Center
        Minneapolis, Minnesota 55402